UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

Aradigm Corporation
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

038505301
(CUSIP Number)

1345 Avenue of the Americas, 47th Floor, New York, New York 10105, (212) 698-3101
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

09/01/2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	038505301

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bleichroeder LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
4,279,681 shares of Common Stock*
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
4,279,681 shares of Common Stock*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,279,681 shares of Common Stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.54%*
14	TYPE OF REPORTING PERSON (See Instructions)
IA; CO

* Includes 645,311 shares of Common Stock issuable upon the conversion of the 9.0% Senior Convertible Notes due 2021 of the Issuer (the “Convertible Notes”) and 259,117 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock of the Issuer (the “Warrants”)

CUSIP No.	038505301

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Biotechnology Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,241,065
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,241,065
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,241,065 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.44%
14	TYPE OF REPORTING PERSON (See Instructions)
CO

* Includes 215,104 shares of Common Stock issuable upon the conversion of the Convertible Notes and 86,372 shares of Common Stock issuable upon exercise of the Warrants.

CUSIP No.	443628102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
21 April Fund, Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,590,511
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,590,511
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.14%
14	TYPE OF REPORTING PERSON (See Instructions)
CO

* Includes 337,713 shares of Common Stock issuable upon the conversion of the Convertible Notes and 135,605 shares of Common Stock issuable upon exercise of the Warrants.

Item 1.	Security and Issuer

The name of the issuer is Aradigm Corporation (herein referred to as “Issuer”). The principal executive offices of the Issuer are located at 3929 Point Eden Way, Hayward, California 94545. The class of securities beneficially owned is Common Shares, no par value.

Item 2.	Identity and Background
(a)	This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)
i.	Bleichroeder LP, with respect to shares of Common Stock directly owned by it.
ii.	21 April Fund Ltd., with respect to shares of Common Stock directly owned by it.
iii.	Biotechnology Master Fund Ltd., with respect to shares of Common Stock directly owned by it.

The foregoing persons are hereinafter sometimes collectively referred to as the Reporting Persons. Any disclosures herein with respect to persons other than the Reporting Persons are made on information believed to be accurate after making inquiry to the appropriate party.

(b)	The address of the business office of each of the Reporting Persons is 1345 Avenue of the Americas, 47th Floor, New York, NY 10105
(c)	The principal business of Bleichroeder LP is to serve as an investment manager or adviser to various investment partnerships, including 21 April Fund Ltd. and Biotech Master Ltd.
(d)	During the last five (5) years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five (5) years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Bleichroeder LP is a limited partnership organized under the laws of the State of Delaware. The 21 April Fund Ltd. and Biotech Master Ltd. funds are an exempted limited partnership organized under the laws of the Cayman Islands.
Item 3.	Source and Amount of Funds or Other Considerations

In the aggregate the Reporting Persons have voting and dispositive power over 10,087,481 shares of Common Stock of the Issuer acquired at an aggregate cost of $0.00 The shares were acquired via transfer from First Eagle Investment Management, LLC upon the formation of Bleichroeder LP. The shares were acquired by the investment funds and accounts managed by Bleichroeder LP.

Item 4.	Purpose of Transaction

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the Board of Directors of the Issuer (the "Board"), other shareholders of the Issuer and other relevant parties with respect to the Reporting Persons' investment in the Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock and/or otherwise changing their intentions with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
(a)	As of the date of this Schedule 13D, the Reporting Persons held in aggregate 4,279,681 shares of Common Stock of the Issuer, representing 26.54% of the outstanding Common Stock.
(b)	Each of the Reporting Persons shares voting and dispositive power over the Common Stock as follows: Bleichroeder LP = 4,279,681 shares; 21 April Fund Ltd. = 1,590,511 shares; Biotech Master Fund Ltd. = 2,241,065 shares.
(c)	Except as set forth herein, none of the Reporting Persons have effected any transaction in the Common Stock during the past sixty days.
(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On April 18, 2018, following receipt of the requisite consent of holders of the Convertible Notes, the Issuer entered into a Supplemental Indenture (the “Supplemental Indenture”) with U.S. Bank National Association, as trustee, amending the terms of the Indenture to give effect to, among other things, (i) the addition of provisions permitting the Issuer to make future payments of interest on the Convertible Notes by increasing the outstanding principal amount of the Convertible Notes in the amount of the accrued interest being so paid, and (ii) the removal of the Convertible Note holders’ option to require the Issuer to repurchase the Convertible Notes upon the occurrence of certain events, any of which constituted a “Fundamental Change” (as defined in the Indenture).

The above description of the Supplemental Indenture is a summary only and is qualified in its entirety by reference to the copy of the foregoing document to be filed by the Issuer in the Issuer’s Current Report on Form 8-K.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 30, 2019
Dated
/s/ Michael S. Kellen
Signature
Michael S. Kellen/ Chairman and CO-CEO
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).